September 27, 2024

Charles Williams
Chief Executive Officer of PRC, Incorporated
PRC Equity Fund I, LLC
701 Highlander Blvd., Suite 350
Arlington, TX 76015

        Re: PRC Equity Fund I, LLC
            Offering Statement on Form 1-A
            Filed September 17, 2024
            File No. 024-12507
Dear Charles Williams:

       This is to advise you that we do not intend to review your offering statement.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of
Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Benjamin Holt at 202-551-6614 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Brian Geoghegan, Esq.